Exhibit 99.1

AMENDMENT NO. 5 TO

STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 5 dated April 8, 2011 (the “Amendment”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) as amended by Amendment No. 1 dated August 27, 2009, Amendment No. 2 dated February 4, 2010, Amendment No. 3 dated April 22, 2010, and Amendment No. 4 dated November 15, 2010 (as so amended to date, the “Agreement”).  Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the number of TASE Trading Days contained in the Pricing Period from five (5) to ten (10) TASE Trading Days.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.	Section 1.32 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 1.32  “Pricing Period” shall mean the ten (10) consecutive TASE Trading Days beginning on the first TASE Trading Day after the Advance Notice Date.

b.	Section 2.01(e) of the Agreement is hereby amended and restated in its entirely to read as follows:

Section 2.01 (e) Minimum Acceptable Price. In connection with each Advance Notice, the Company may indicate a minimum acceptable price (the “Minimum Acceptable Price”); provided, however that a Minimum Acceptable Price shall never be more than 95% of the last closing price of the Ordinary Shares on the TASE at the time the Company delivers an Advance Notice. Upon the issuance by the Company of an Advance Notice with a Minimum Acceptable Price, (i) the amount of the Advance set forth in such Advance Notice shall automatically be reduced by 10% for each TASE Trading Day during the Pricing Period that the VWAP of the Ordinary Shares is below the Minimum Acceptable Price (each such day, an “Excluded Day”), and (ii) each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price. The number of Ordinary Shares to be delivered to the Investor at the Closing (in accordance with Section 2.02 of this Agreement) shall correspond with the Advance Notice amount as reduced pursuant to clause (a) above, except that the Company shall be obligated to sell, and the Investor shall be obligated to purchase any Ordinary Shares corresponding to such Advance Notice that have been sold by the Investor on an Excluded Day at a price equal to such Minimum Acceptable Price.

2.
Prospectus Supplement.  The Company agrees to file either (i) a prospectus supplement to the base prospectus included as part of the Registration Statement or (ii) a report on Form 6-K incorporated into the Registration Statement, summarizing the terms of this Amendment, prior to issuing any additional Advance Notices to the Investor.

3.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 5 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Tower Semiconductor Ltd.

By: _____________________________________
Name:
Title:

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: _____________________________________
Name:
Title: